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                              March 3, 2023

       Matthew Simpson
       Chief Executive Officer and Director
       Brazil Potash Corp.
       198 Davenport Road
       Toronto, Ontario, Canada, M5R 1J2

                                                        Re: Brazil Potash Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted February
13, 2023
                                                            CIK No. 0001472326

       Dear Matthew Simpson:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form DRS/A Filed November 23, 2022

       Prospectus Summary
       Organizational Structure , page 1

   1. We note your response to prior comment 1 that you expect the transfer of 0.01% transfer is expected to be
registered by the end of February 2023 or prior to the effectiveness of the
                                                        Registration Statement.
Please update your next amendment if such transfer has been
                                                        registered or provide a
timeline when you expect such transfer to be registered.
       Civil Investigation; Mining Rights Surrounding Other Indigenous Communities, page 98

   2. In response to prior comment 5, we note your disclosure that if the decisions rendered by the lower and appellate
courts are upheld and the Supreme Federal Court   s decision
 Matthew Simpson
FirstName  LastNameMatthew   Simpson
Brazil Potash Corp.
Comapany
March      NameBrazil Potash Corp.
       3, 2023
March2 3, 2023 Page 2
Page
FirstName LastName
         becomes final, the Brazilian National Mineral Agency may interpret the Supreme Federal
         Court decision as applying to all mining rights in areas within 10 kilometers (or approximately 6.2 miles) of indigenous lands, which would affect the Autazes Property with respect to the areas surrounding the Jauary indigenous land (which is indigenous land demarcated by FUNAI and located within the Autazes Property on which certain Mura indigenous communities live). While we note disclosure on page 112 that Mineral Reserve estimates are only reported for the mineral rights located outside the Jauary indigenous land, please disclose any impact such a court outcome and any related interpretations of the Brazilian National Mineral Agency could have on your proposed operations, such as your 24 properties consisting of a total area of approximately 5.9 square miles, which you disclose include surface rights on the land on which your proposed mine shafts, processing plant, and port for the Autazes Project will be constructed, and your remaining
         18 properties that you intend to acquire, which primarily will be used for the sites for your dry stacked tailings piles.
Description of the Autazes Project and the Autazes Property, page 113

3. We note your response to comment 7 and we partially reissue the comment. Please disclose the price, cut-off grade, and metallurgical recovery for your mineral resources as required by Item 1304(d)(1) of Regulation S-K. We suggest including this information as a footnote to your resource table. Resources should only be disclosed exclusive of mineral reserves in the registration statement.

         In addition, it appears that the resource and reserve numbers in your registration statement were reported using English units, compared to the resource and reserve numbers in your technical report summary that were reported using metric units. If true, please include footnotes to the resource and reserve tables in your registration statement clarifying that the units are different than the units in your technical report summary.
4. We note your response to comment 7. Please tell us the basis for the $463 per ton MOP reserve price and reconcile this price to the pricing in your technical report summary.
Item 8. Exhibits and Financial Statement Schedules
96.1, page II-6

5. We note your response to comment 11 and we partially reissue the comment. For mineral reserves and mineral resources please disclose the assumed costs and commodity price associated with your cut-off grade.
6.       Please revise to include the information required by Item
(601)(b)(96)(iii)(B)(17)(vi) of
         Regulation S-K.
7. We note your response to comment 12. We understand that you use an average MOP price of $551.0 per ton in your cash flow analysis which appears to be higher than the marketing report price that is provided in Section 16 of your technical report summary.
         For example Table 92 on page 190 of the technical report summary indicates that pricing
 Matthew Simpson
Brazil Potash Corp.
March 3, 2023
Page 3
      will normalize by 2026 to approximately $346 per ton. Please provide additional information regarding the use of the $551.0 per ton MOP price in your
      discounted cash flow analysis as suggested by Item 1302(e)(4) of Regulation S-K.

      Additionally, we note that the pricing used in your discounted cash flow analysis appears to escalate throughout the life of your project, which appears to represent pricing and revenue numbers that are presented in nominal terms, which includes inflation throughout the life of your project. In contrast, it appears the cost information presented in your discounted cash flow analysis is presented in constant current dollars, or real terms, which does not include inflation. Please advise.
8. We note your response to comment 13 and we reissue the comment. Only the categories of information under Item 1302(f)(1) of Regulation S-K should be included in this section of your technical report summary. Other information that has been included in this section should be removed and or moved to another section of the technical report so that the information is consistent with the disclosure specified under Item 1302(f)(2) of
      Regulation S-K.
        You may contact Joanna Lam, Staff Accountant at (202) 551-3476 or Craig Arakawa,
Accounting Branch Chief at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer at (202)
551-3610 for engineering related questions. Please contact Michael Purcell, Staff Attorney at
(202) 551-5351 or Kevin Dougherty, Staff Attorney at (202) 551-3271 with any other questions.



                                                            Sincerely,
FirstName LastNameMatthew Simpson
                                                            Division of
Corporation Finance
Comapany NameBrazil Potash Corp.
                                                            Office of Energy &
Transportation
March 3, 2023 Page 3
cc:       William Wong
FirstName LastName